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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           Curtiss-Wright Corporation
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             (Exact name of registrant as specified in its charter)



             Delaware                       1-134             13-0612970
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  (State or Other Jurisdiction of     (Commission File      (IRS Employer
          Incorporation)                   Number)       Identification No.)



         1200 Wall Street West
         Lyndhurst, New Jersey                                    07071
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       (Address of principal executive offices)                (Zip Code)



        Securities to be registered pursuant to Section 12(b) of the Act:
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        Title of each class to be          Name of each exchange on which
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        so registered                      each class is to be registered
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Series A Participating Preferred Stock     New York Stock Exchange
Purchase Rights


        Securities to be registered pursuant to Section 12(g) of the Act:
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                                     (None)








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Item 1.  Description of Registrant's Securities to Be Registered

                  On November 6, 2000, the Board of Directors of Curtiss-Wright Corporation (the "Company") declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock, par value $1 per share, of the Company (the "Common Stock"). The dividend is payable on November 21, 2000 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock, par value $1 per share (the "Preferred Stock") of the Company at a price of $235 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of November 6, 2000, as the same may be amended from time to time (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C. a New Jersey limited liability company, as Rights Agent (the "Rights Agent").

                  Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the shares of Common Stock represented by certificates for Common Stock or shares of Common Stock represented by ownership statements issued with respect to uncertificated shares of Common Stock ("Ownership Statement") outstanding as of the Record Date, by such Common Stock certificate or Ownership Statement together with a copy of this Summary of Rights attached thereto. Unitrin, Inc. and its subsidiaries currently own approximately 44% of the outstanding shares of Common Stock. The Rights Agreement does not affect the Unitrin companies so long as they do not acquire beneficial ownership of additional shares of Common Stock in excess of 1% of the outstanding shares of Common Stock at such time.

                  The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates or Ownership Statements issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, or the transfer of any shares of Common Stock represented by an Ownership Certificate outstanding on the Record Date, in either case with or without such notation or a copy of this Summary of Rights, will also, except as otherwise provided, constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate or Ownership Statement. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common



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Stock as of the close of business on the Distribution Date and such separate
Right Certificates alone will evidence the Rights.

                  The Rights are not exercisable until the Distribution Date. The Rights will expire no later than November 6, 2010 (the "Final Expiration Date"), unless the Final Expiration Date is amended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below, and the Rights will expire at such time as the merger to be effected pursuant to the Agreement and Plan of Merger dated as of November 6, 2000, by and among the Company, Unitrin, Inc., a Delaware corporation and CW Disposition Company, a Delaware corporation, is consummated.

                  The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

                  The number of outstanding Rights are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

                  Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment equal to the greater of (i) $1,000 per share (plus any accrued but unpaid dividends) and (ii) an aggregate payment of 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have one vote, and will vote together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

                  Because of the nature of the Preferred Stock's dividend and liquidation rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock, except that each one one-thousandth of a share of Preferred Stock will only have one one-thousandth of a vote.

                  In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person or any affiliate or associate of the Acquiring



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Person or certain other transferees (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right at the then current exercise price of the Right, that number of shares of Common Stock, or that number of one one-thousandths of a share of the Preferred Stock, having a market value of two times the exercise price of the Right.

                  In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person or any affiliate or associate of the Acquiring Person or certain other transferees, which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the exercise price of the Right.

                  At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock or the occurrence of an event described in the prior paragraph, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges, other than voting rights), per Right (subject to adjustment).

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

                  At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  For so long as the Rights are then redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

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
Item 2.  Exhibits.
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
         4. Rights Agreement, dated as of November 6, 2000, between the Company and Chase Mellon Shareholder Services, L.L.C., as Rights Agent, which includes the form of Certificate of Designations with respect to the Series A Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Shares of Preferred Stock as Exhibit C.

         99.      Press Release dated November 6, 2000.
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                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        CURTISS-WRIGHT CORPORATION

DATED: November 9, 2000                 By:  /s/  Robert A. Bosi
                                           -------------------------------
                                           Name:  Robert A. Bosi
                                           Title: Vice President - Finance


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